SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-28371

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
|_| Form N-SAR

         For Period Ended:          June 30, 2000

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, indentify the item(s) to which the notification relates:________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Endovasc Ltd., Inc.
Former name if applicable
Address of principal executive office       15001 Walden Road, Suite 108
City, state and zip code                    Montgomery, Texas 77356

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day following the prescribed due
|X| date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              Part III - Narrative

         The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant fiscal year has imposed logistical constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                           Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

David Summers                             (936)                448-2222
        (Name)                       (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

                                    SIGNATURE

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

                                                Endovasc Ltd., Inc.
                                                  (Registrant)




Dated:  September 29, 2000                  /s/ David Summers
                                            By: David Summers
                                                Chief Executive Officer